Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

UNITED ONLINE, INC.

United Online, Inc., a Delaware corporation (the “Corporation”), does hereby certify:

FIRST:  The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by deleting the first paragraph in Article 4 thereof and inserting the following in lieu thereof:

The total number of shares of capital stock which the Corporation shall have authority to issue is 47,857,143 shares, divided into the following classes:

42,857,143 shares of Common Stock having a par value of $0.0001 per share (the “Common Stock”);

5,000,000 shares of Preferred Stock having a par value of $0.0001 per share (the “Preferred Stock”).

Effective as of 11:59 p.m., Eastern time, on the date this Certificate of Amendment to the Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware (the “Effective Time”), each 7 shares of the Corporation’s Common Stock, par value $0.0001 per share, issued and outstanding or held by the Corporation as treasury stock shall, automatically and without any action on the part of the respective holder thereof, be combined and converted into one share of Common Stock, par value $0.0001 per share, of the Corporation. No fractional shares shall be issued and, in lieu thereof, the Corporation’s transfer agent shall aggregate all fractional shares and sell them as soon as practicable after the Effective Time at the then prevailing prices on the open market, on behalf of those stockholders who would otherwise be entitled to receive a fractional share. After the transfer agent’s completion of such sale, stockholders shall receive a cash payment from the transfer agent in an amount equal to their respective pro rata shares of the total net proceeds of that sale.

SECOND:  The foregoing amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware and shall become effective as of 11:59 p.m., Eastern time, on the date this Certificate of Amendment to the Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be in its corporate name this 31st day of October, 2013.

UNITED ONLINE, INC.

By:	/s/ Charles Ammann
Name:	Charles Ammann
Title:	Executive Vice President, General Counsel and Secretary